Exhibit 99.1
Northcore Update

Northcore Technologies Inc. 302 The East Mall, Suite 300 Toronto, ON M9B 6C7 Tel: 416-860-6670 / Fax: 416-860-6671 www.northcore.com

For Immediate Release

NORTHCORE PROVIDES OPERATIONAL UPDATE

Toronto, Ontario – September 27th, 2013 – Northcore Technologies Inc. (TSX: NTI; OTCBB: NTLNF), provides an operational update for events leading to the listing of its shares for trading on the NEX exchange, within the TMX Group of stock exchanges, effective September 30, 2013.

Northcore’s New Trading Symbol NEX: NTI.H

Effective at market opening on Monday, September 30, 2013 the shares of Northcore Technologies Inc. will begin trading on the NEX exchange under the trading symbol “NTI.H” following the delisting of its shares on the TSX exchange at market closing on Friday, September 27, 2013.

About NEX

NEX listed companies are relieved of the pressure of a delisting deadline, are more visible as potential takeover targets or investment opportunities and can continue to trade within the prestigious TMX Group of stock exchanges. NEX companies are subject to the same disclosure standards as all Canadian public companies and must maintain good standing with all relevant Canadian securities commissions. In addition, surveillance standards of NEX companies remain unchanged - they continue to be overseen by the same independent service that monitors TSX Venture Exchange and Toronto Stock Exchange companies.

NEX listed companies continue to maintain a relationship within the TMX Group, smoothing the transition to active listed status on TSX Venture Exchange when and if the opportunity arises. Trading on the NEX open auction market takes place on the same fully electronic system as TSX Venture Exchange, and is governed by identical trading rules.

Proposed Bio-Diesel Intellectual Property Purchase from Cielo

The proposed Cielo transaction was initially considered a Change of Business by the TSX and is now considered to be a Reverse Takeover under the TSXV Policy 5.2 and therefore Northcore must fulfill all the filing requirements in Policy 5.2. Northcore will be required to request a trading halt which will remain until the reinstatement conditions in Policy 5.2 are satisfied.  Also, Northcore will be required to meet the Initial Listing Requirements of the TSXV upon completion of the transaction. As a result, Northcore is not proceeding with the Cielo transaction at this time and intends to seek other potential transactions, which does not preclude future discussions with Cielo should it be of interest to both parties.

Chris Bulger, current Chairman of Northcore, is assuming the duties of Northcore’s CEO following the resignation of Don Allan, who is focused on his role as CEO of Cielo.

About Northcore Technologies Inc.

Northcore Technologies has award-winning intellectual property to provide innovative IP based customer solutions. Northcore's portfolio includes Envision Online Media Inc., a specialist in the delivery of content management solutions.

For more information, visit www.northcore.com.

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.  These include, among others, statements about expectations of future revenues, cash flows, and cash requirements.  Forward-looking statements are subject to risks and uncertainties that may cause Northcore’s ("the Company") results to differ materially from expectations. These risks include the Company’s ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission.  Accordingly, there is no certainty that the Company's plans will be achieved.  Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, on SEDAR (the System for Electronic Document Analysis and Retrieval at www.sedar.com) and the US Securities and Exchange Commission.  This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities of the Company in any jurisdiction.

Contact:
Northcore Technologies Inc.
Investor Relations
E-mail: InvestorRelations@northcore.com